UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated April 25, 2013, announcing the Company's results for the three months ended March 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: April 26, 2013	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 99.1

PARAGON SHIPPING INC. REPORTS FIRST QUARTER 2013 RESULTS

ATHENS, Greece, April 25, 2013 - Paragon Shipping Inc. (NASDAQ: PRGN) ("Paragon Shipping", or the "Company"), a global shipping transportation company specializing in drybulk cargoes, announced today its results for the three months ended March 31, 2013.

Financial Highlights
(Expressed in United States Dollars where applicable)

	Quarter Ended March 31, 2012	Quarter Ended March 31, 2013
Average number of vessels	10.0	12.7
Time charter equivalent rate (TCE) (1)	14,030	11,388
Net Revenue	12,477,186	13,453,362
EBITDA (1)	6,622,504	2,551,406
Adjusted EBITDA (1)	7,036,584	3,182,438
Net Income / (Loss)	719,837	(3,511,102)
Adjusted Net Income / (Loss) (1)	1,133,917	(2,880,070)
Earnings / (Loss) per common share basic and diluted (2)	0.12	(0.32)
Adjusted Earnings / (Loss) per common share basic and diluted (1),(2)	0.19	(0.26)

(1)
Please see the table at the back of this release for a reconciliation of TCE to Time Charter Revenue, EBITDA and Adjusted EBITDA to Net Income / (Loss), Adjusted Net Income / (Loss) to Net Income / (Loss) and Adjusted Earnings / (Loss) per common share to Earnings / (Loss) per common share, the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

(2)	All per-share figures in this table and in our financial results reported below have been adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012.

Management Commentary
Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, "Year to date, the drybulk shipping market continues to be challenging with weak charter rates, but we are finally starting to see the light at the end of the tunnel as the orderbook has declined dramatically and deliveries of newbuildings will slow down. For the first quarter of 2013, we reported Adjusted EBITDA of $3.2 million and an Adjusted Net Loss of $2.9 million, or $0.26 per share. On average, we operated 12.7 vessels with a utilization rate of close to 100%. On January 29, 2013, we took delivery of the M/V Priceless Seas and we ended the quarter with a fleet size of 13 vessels with an average age of 7.1 years."

Mr. Bodouroglou concluded, "Following the successful completion of our debt restructuring, we have significantly reduced our debt amortization for the next two years and have achieved relaxation of several of our financial and security covenants. We believe that we have set the foundation for the Company to emerge stronger when the drybulk market recovers."

First Quarter 2013 Financial Results
Gross time charter revenue for the first quarter of 2013 was $14.2 million, compared to $13.2 million for the first quarter of 2012. The Company reported a net loss of $3.5 million, or $0.32 per basic and diluted share, for the first quarter of 2013, calculated based on 10,992,088 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the first quarter of 2012, the Company reported net income of $0.7 million, or $0.12 per basic and diluted share, calculated based on 5,905,557 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, the adjusted net loss for the first quarter of 2013 was $2.9 million, or $0.26 per basic and diluted share, compared to adjusted net income of $1.1 million, or $0.19 per basic and diluted share, for the first quarter of 2012.

EBITDA for the first quarter of 2013 was $2.6 million, compared to $6.6 million for the first quarter of 2012. EBITDA for the first quarter of 2013 was calculated by adding the net loss of $3.5 million to net interest expense, including interest expense from interest rate swaps, and depreciation that in the aggregate amounted to $6.1 million. Adjusted EBITDA, excluding all non-cash items described below, was $3.2 million for the first quarter of 2013, compared to $7.0 million for the first quarter of 2012.

The Company operated an average of 12.7 vessels during the first quarter of 2013, earning an average TCE rate of $11,388 per day, compared to an average of 10.0 vessels during the first quarter of 2012, earning an average TCE rate of $14,030 per day.

Total adjusted operating expenses for the first quarter of 2013 equaled $10.2 million, or approximately $8,916 per vessel per day, which include vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, and exclude share-based compensation for the period of $0.5 million. For the first quarter of 2012, total adjusted operating expenses were $6.6 million, or approximately $7,298 per vessel per day, which include the items mentioned above, and exclude share-based compensation of $0.8 million.

As of March 31, 2013, the Company owned approximately 13.8% of the outstanding common stock of Box Ships Inc. (NYSE:TEU) ("Box Ships"), a former wholly-owned subsidiary of the Company which successfully completed its initial public offering in April 2011. The investment in Box Ships is accounted for under the equity method and is separately reflected on the Company's unaudited condensed consolidated balance sheets. For the first quarter of 2013, the Company recorded income of $0.6 million, representing its share of Box Ships' net income for the period, compared to $1.0 million for the first quarter of 2012. In the first quarter of 2013, we received a cash amount of $0.8 million, representing dividend distributions from Box Ships, compared to $1.0 million received in the first quarter of 2012.

In the three months ended March 31, 2013, the Company recorded a non-cash loss of $0.4 million relating to the dilution effect from the Company's non-participation in the public offering by Box Ships of 4,000,000 of Box Ships' common shares, which was completed on March 18, 2013.

First Quarter 2013 Non-cash Items
The Company's results for the three months ended March 31, 2013 included the following non-cash items:

▪	Loss on investment in affiliate of $0.4 million, or $0.04 per basic and diluted share.
▪	An unrealized gain on interest rate swaps of $0.2 million, or $0.02 per basic and diluted share.
▪
Non-cash expenses of $0.5 million, or $0.04 per basic and diluted share, relating to share based compensation to the management company amounting to $0.3 million and to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees amounting to $0.2 million.

In the aggregate, these non-cash items decreased the Company's earnings by $0.6 million, which represents a $0.06 decrease in earnings per basic and diluted share, for the three months ended March 31, 2013.

Cash Flows
For the three months ended March 31, 2013, the Company generated net cash from operating activities of $0.3 million, compared to $3.9 million for the three months ended March 31, 2012. For the three months ended March 31, 2013, net cash used in investing activities was $0.6 million and net cash used in financing activities was $3.7 million. For the three months ended March 31, 2012, net cash used in investing activities was $0.4 million and net cash used in financing activities was $5.4 million.

Time Charter Coverage Update
Pursuant to our time chartering strategy, we mainly employ vessels under fixed rate time charters for periods ranging from one to five years. Depending on market conditions, we may decide to employ some of our vessels on short-term voyage charters, which generally last for periods of ten days to four months, to be in a position to take advantage of any strengthening of the spot market.

Assuming all charter counterparties fully perform under the terms of the charters, based on the earliest redelivery dates and including our newbuilding vessels, we have secured employment for 49% and 7% of our fleet capacity for the remainder of 2013 and full year 2014, respectively.

Transfer Listing to NASDAQ Global Market ("NASDAQ")
On April 19, 2013, the Company's common stock commenced trading on NASDAQ under the same symbol, "PRGN". The Company voluntarily transferred the listing of its common stock to NASDAQ from the New York Stock Exchange in order to achieve greater long-term flexibility and cost efficiency.

Conference Call and Webcast details
The Company's management team will host a conference call to discuss its first quarter 2013 results on Friday, April 26, 2013 at 9:00 am Eastern Time.

Participants should dial into the call ten minutes before the scheduled time using the following numbers 1-877-317-6789 (USA) or +1-412-317-6789 (international) to access the call. A replay of the conference call will be available for seven days and can be accessed by dialing 1-877-870-5176 (USA) or +1-858-384-5517 (international) and using passcode 10028131.

Slides and audio webcast
There will also be a simultaneous live webcast through the Company's website, www.paragonship.com. Participants should register on the website approximately ten minutes prior to the start of the webcast. If you would like a copy of the release mailed or faxed, please contact Allen & Caron Investor Relations at 212-691-8087.

About Paragon Shipping Inc.
Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. The Company's current fleet consists of thirteen drybulk vessels with a total carrying capacity of 816,472 dwt. In addition, the Company's current newbuilding program consists of one Handysize drybulk carrier that is scheduled to be delivered in the fourth quarter of 2013 and two 4,800 TEU containerships that are scheduled to be delivered in 2014. Paragon Shipping has granted Box Ships Inc., an affiliated company, the option to acquire its two containerships under construction. For more information, visit: www.paragonship.com. The information contained on the Company's website does not constitute part of this press release.

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, without limitation, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts:

Paragon Shipping Inc.
Robert Perri, CFA
Chief Financial Officer
ir@paragonshipping.gr

Allen & Caron Inc.
Rudy Barrio (Investors)
r.barrio@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300

- Tables Follow -

Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of April 25, 2013.

Operating Drybulk Fleet
Name	Type	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Handysize
Prosperous Seas	Handysize	37,293	2012
Precious Seas	Handysize	37,205	2012
Priceless Seas	Handysize	37,202	2013
Total Handysize	3	111,700
Grand Total	13	816,472

Drybulk Newbuildings that we have agreed to acquire
Hull no.	Type	Dwt	Expected Delivery
Handysize
Hull no. 625	Handysize	37,200	Q4 2013
Total Handysize	1	37,200

Containership Fleet

The following table represents the containership newbuilding vessels that we have agreed to acquire as of April 25, 2013.

Containership Newbuildings that we have agreed to acquire
Hull no.	TEU	Dwt	Expected Delivery
Hull no. 656 (1)	4,800	56,500	Q2 2014
Hull no. 657 (1)	4,800	56,500	Q2 2014
Total	9,600	113,000

 (1) The Company has granted to Box Ships an option to purchase.

Summary Fleet Data
(Expressed in United States Dollars where applicable)

	Quarter Ended March 31, 2012	Quarter Ended March 31, 2013
FLEET DATA
Average number of vessels (1)	10.0	12.7
Calendar days for fleet (2)	910	1,142
Available days for fleet (3)	910	1,125
Operating days for fleet (4)	908	1,123
Fleet utilization (5)	99.8%	99.8%
AVERAGE DAILY RESULTS
Time charter equivalent (6)	14,030	11,388
Vessel operating expenses (7)	4,734	4,449
Dry-docking expenses (8)	-	413
Management fees - related party adjusted (9)	1,036	1,016
General and administrative expenses adjusted (10)	1,528	3,038
Total vessel operating expenses adjusted (11)	7,298	8,916

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of days in the period.

(2)	Calendar days for the fleet are the total days the vessels were in our possession for the relevant period.
(3)	Available days for the fleet are the total calendar days for the relevant period less any off-hire days associated with scheduled dry-dockings or special or intermediate surveys.
(4)
Operating days for the fleet are the total available days for the relevant period less any off-hire days due to any reason, other than scheduled dry-dockings or special or intermediate surveys, including unforeseen circumstances. Any idle days relating to the days a vessel remains unemployed are included in operating days.

(5)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet available days for the relevant period.
(6)
Time charter equivalent ("TCE") is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing Net Revenue generated from charters less voyage expenses by operating days for the relevant time period. Voyage expenses consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances and fuel costs, net of gains or losses from the sale of bunkers to charterers. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8)	Daily dry-docking expenses are calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(9)
Daily management fees - related party adjusted are calculated by dividing management fees charged by a related party, excluding share based compensation to the management company, by fleet calendar days for the relevant time period.

(10)
Daily general and administrative expenses adjusted are calculated by dividing general and administrative expenses, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards, by fleet calendar days for the relevant time period.

(11)
Total vessel operating expenses ("TVOE") is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, dry-docking expenses, management fees and general and administrative expenses. Daily TVOE adjusted is calculated by dividing TVOE, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards and share based compensation to the management company, by fleet calendar days for the relevant time period.

Time Charter Equivalents Reconciliation
(Expressed in United States Dollars where applicable)

	Quarter Ended March 31, 2012	Quarter Ended March 31, 2013
Time Charter Revenue	13,193,931	14,225,317
Commissions	(716,745)	(771,955)
Voyage Expenses, net	(262,048)	664,663
Net Revenue, net of voyage expenses	12,739,234	12,788,699
Total operating days	908	1,123
Time Charter Equivalent	14,030	11,388

Condensed Cash Flow Information (Unaudited)
(Expressed in United States Dollars)

	Quarter Ended March 31, 2012	Quarter Ended March 31, 2013
Cash and Cash Equivalents, beginning of period	14,563,517	17,676,885
Cash generated from / (used in):
Operating Activities	3,891,195	261,258
Investing Activities	(429,484)	(619,849)
Financing Activities	(5,385,558)	(3,721,645)
Net decrease in Cash and Cash Equivalents	(1,923,847)	(4,080,236)
Cash and Cash Equivalents, end of period	12,639,670	13,596,649

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

EBITDA and Adjusted EBITDA Reconciliation (1)
(Expressed in United States Dollars)

	Quarter Ended March 31, 2012	Quarter Ended March 31, 2013
Net Income / (Loss)	719,837	(3,511,102)
Plus Net interest expense, including interest expense from interest rate swaps	2,015,802	1,928,170
Plus Depreciation	3,886,865	4,134,338
EBITDA	6,622,504	2,551,406
Adjusted EBITDA Reconciliation
Net Income / (Loss)	719,837	(3,511,102)
Loss on investment in affiliate	-	390,821
Unrealized gain on interest rate swaps	(381,934)	(237,599)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	796,014	477,810
Adjusted Net Income / (Loss)	1,133,917	(2,880,070)
Plus Net interest expense, including interest expense from swaps	2,015,802	1,928,170
Plus Depreciation, adjusted	3,886,865	4,134,338
Adjusted EBITDA	7,036,584	3,182,438

(1)
The Company considers EBITDA to represent Net Income / (Loss) plus net interest expense, including interest expense from interest rate swaps, and depreciation and amortization. The Company's management uses EBITDA and Adjusted EBITDA as a performance measure. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP and should not be considered as an alternative to Net Income / (Loss), Operating Income / (Loss) or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA and Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items to derive the Adjusted Net Income / (Loss) and the Adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share Reconciliation
(Expressed in United States Dollars - except for share data)

U.S. GAAP Financial Information	Quarter Ended March 31, 2012	Quarter Ended March 31, 2013
Net Income / (Loss)	719,837	(3,511,102)
Net Income / (Loss) attributable to non-vested share awards	22,622	(45,610)
Net Income / (Loss) available to common shareholders	697,215	(3,465,492)
Weighted average number of common shares basic and diluted (2)	5,905,557	10,992,088
Earnings / (Loss) per common share basic and diluted (2)	0.12	(0.32)
Reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss)
Net Income / (Loss)	719,837	(3,511,102)
Loss on investment in affiliate	-	390,821
Unrealized gain on interest rate swaps	(381,934)	(237,599)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	796,014	477,810
Adjusted Net Income / (Loss) (1)	1,133,917	(2,880,070)
Adjusted Net Income / (Loss) attributable to non-vested share awards	35,635	(37,413)
Adjusted Net Income / (Loss) available to common shareholders	1,098,282	(2,842,657)
Weighted average number of common shares basic and diluted (2)	5,905,557	10,992,088
Adjusted Earnings / (Loss) per common share basic and diluted (1), (2)	0.19	(0.26)

(1)
Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share are not items recognized by U.S. GAAP and should not be considered as alternatives to Net Income / (Loss) and Earnings / (Loss) per common share, respectively, or any other indicator of a Company's operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the Adjusted Net Income / (Loss) and the Adjusted Earnings / (Loss) per common share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results. The Company's definition of Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share may not be the same as that used by other companies in the shipping or other industries.

(2)	Adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012.

Paragon Shipping Inc. Unaudited Condensed Consolidated Balance Sheets As of December 31, 2012 and March 31, 2013 (Expressed in United States Dollars)
	December 31, 2012	March 31, 2013
Assets

Cash and restricted cash (current and non-current)	27,686,885	23,606,649
Other current assets	7,231,319	7,459,388
Vessels, net	298,376,440	318,860,096
Advances for vessel acquisitions and vessels under construction	49,592,684	26,841,169
Other fixed assets, net	497,619	483,317
Investment in equity affiliate	19,987,743	19,424,630
Loan to affiliate	14,000,000	13,000,000
Other non-current assets	2,602,212	2,547,646

Total Assets	419,974,902	412,222,895

Liabilities and Shareholders' Equity

Total debt	195,542,176	191,935,364
Total other liabilities	8,912,213	7,605,808
Total shareholders' equity	215,520,513	212,681,723

Total Liabilities and Shareholders' Equity	419,974,902	412,222,895

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Income / (Loss)
For the three months ended March 31, 2012 and 2013
(Expressed in United States Dollars - except for share data)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2013
Revenue
Time charter revenue	13,193,931	14,225,317
Commissions	(716,745)	(771,955)
Net Revenue	12,477,186	13,453,362
Expenses / (Income)
Voyage expenses, net	(262,048)	664,663
Vessels operating expenses	4,308,221	5,080,694
Dry-docking expenses	-	471,124
Management fees - related party	943,175	1,495,661
Depreciation	3,886,865	4,134,338
General and administrative expenses	2,186,053	3,611,036
Bad debt provisions	-	17,166
Operating Income / (Loss)	1,414,920	(2,021,320)
Other Income / (Expenses)
Interest and finance costs	(1,528,559)	(1,901,510)
Loss on derivatives, net	(299,894)	(15,007)
Interest income	194,585	225,946
Equity in net income of affiliate	981,331	568,519
Loss on investment in affiliate	-	(390,821)
Foreign currency (loss) / gain	(42,546)	23,091
Total Other Expenses, net	(695,083)	(1,489,782)
Net Income / (Loss)	719,837	(3,511,102)

Other Comprehensive (Loss) / Income
Unrealized (loss) / gain on cash flow hedges	(81,044)	2,920
Transfer of realized loss on cash flow hedges to earnings	-	76,550
Equity in other comprehensive income of affiliate	-	15,439
Unrealized gain on change in fair value of marketable securities	-	123,122
Total Other Comprehensive (Loss) / Income	(81,044)	218,031

Comprehensive Income / (Loss)	638,793	(3,293,071)

Earnings / (Loss) per Class A common share, basic and diluted (1)	$0.12	$(0.32)
Weighted average number of Class A common shares, basic and diluted (1)	5,905,557	10,992,088

(1) Adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012.